QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
For the Quarterly Period Ended March 31, 2004

E.ON AG
E.ON US Holding GmbH
E.ON US Investments Corp.
LG&E Energy LLC
(Name of Registered Holding Company)

E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
(Address of Principal Executive Offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Dr. Guntram Wuerzberg
Vice President General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany

E.ON AG

FORM U-9C-3
For the Quarter Ended March 31, 2004

i

This report covers the quarter ended March 31, 2004.

Item 1.—ORGANIZATION CHART

Name of Reporting Company		Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held	Nature of Business
E.ON AG		(a)	6/16/00	Germany	n/a	Holding Company
E.ON US Holding GmbH		(a)		Germany	100%	Intermediate Holding Company; subsidiary of E.ON AG
E.ON US Investments Corp.		(a)	12/2/00	Delaware	100%	Intermediate Holding Company; subsidiary of E.ON US Holding GmbH
1.	LG&E Energy LLC+	(a)	12/ /03	Kentucky	100%	Intermediate Holding Company; subsidiary of E.ON US Investments Corp.
1.1	LG&E Energy Marketing Inc.	Energy	4/18/84	Oklahoma	100%	Power Marketing
1.1.1	Woodlands Technology, LLC	Energy		Texas	15%	Development of software for energy-marketing activities
1.2	LG&E Capital Corp.	(a)	4/26/91	Kentucky	100%	Non-Utility Holding Company
1.2.1	LG&E Credit Corp.	Energy	7/11/97	Kentucky	100%	Consumer Lending Services
1.2.2	LG&E Home Services Inc.	Energy	1/22/96	Kentucky	100%	Appliance Repair and Warranty
1.2.3	Airborne Pollution Control Inc.	Energy	12/10/98	Alberta, Canada	4.9%	Pollution and Waste Control Technology
1.2.4	FSF Minerals Inc.	Energy	12/28/98	Kentucky	100%	Owner of Coal Reserves
1.2.5	LG&E Power Monroe LLC	*		Delaware	100%	Inactive
1.2.6	LG&E Energy Privatization Services Inc.	*	7/13/98	Kentucky	100%	Inactive
1.2.7	LG&E International Inc.	Energy	11/8/93	Delaware	100%	Management and Holding Company
1.2.7.1	LG&E Power Services LLC	Energy	6/29/01	Delaware	100%	Power facilities management and operations
1.2.8	WKE Corp.	(a)	5/1/98	Kentucky	100%	Investment Holding Company
1.2.8.1	LCC LLC	Energy	3/2/99	Kentucky	100%	Owns Options on Mineral Rights
1.2.8.2	FCD LLC	Energy	2/17/00	Kentucky	100%	Owns Options and Actual Riparian Rights

1.2.8.3	Excalibur Development LLC	*	2/17/00	Kentucky	100%	Inactive
1.2.9	LG&E Power Inc.	(a)	5/7/80	Delaware	100%	Holding Company for Non-Utility Investments
1.2.9.1	LG&E Power Operations Inc.	Energy	6/8/82	California	100%	Power Project Ownership, Management & Development
1.2.9.1.1	LG&E Power 5 Incorporated	*	3/31/83	California	100%	Inactive
1.2.9.1.2	Babcock-Ultrapower West Enfield	*	unknown	California	17% gp	Inactive
1.2.9.1.3	Babcock-Ultrapower Jonesboro	*	unknown	California	17% gp	Inactive
1.2.9.1.4	LG&E Power 14-Buena Vista	*	unknown	California	45% gp	Inactive
1.2.9.1.5	LG&E Power 16 Incorporated	(a)	8/3/99	California	100%	Indirect Owner of Generation Facilities
1.2.9.1.6	LG&E Power Roanoke Incorporated	(a)	8/3/89	California	100%	Indirect Owner of Generation Facilities
1.2.9.1.6.1	LG&E Roanoke Valley LP	(a)	3/14/90	California	1%gp1 99%lp2	Indirect Owner of Generation Facilities
1.2.9.1.7	Erie Power Partners L.P.	*	11/16/93	California	1% gp 49% lp	Inactive
1.2.9.1.8	LG&E Power 21 Incorporated	(a)	11/16/90	California	100%	Indirect Owner of Generation Facilities
1.2.9.1.9	LG&E Power 21 Wind Incorporated	(a)	12/23/93	California	100%	Indirect Owner of Generation Facilities
1.2.9.1.9.1	LG&E Power 21 L.P.	(a)	12/27/93	California	1%gp3 99%lp4	Indirect Owner of Power Generation Facilities
1.2.9.1.10	LG&E Power 31 Incorporated	(a)	2/7/95	California	100%	Indirect Owner of Generation Facilities
1.2.9.1.11	LQ GP, LLC	(a)	3/17/01	Delaware	50%	Indirect Owner of Generation Facilities
1.2.9.1.12	LG&E Power 31 Wind Incorporated	(a)	12/19/94	California	100%	Indirect Owner of Generation Facilities
1.2.9.1.12.1	LG&E Power 31 L.P.	(a)	2/95	California	1%gp5 99%lp6	Indirect Owner of Generation Facilities
1.2.9.1.13	LQC LP LLC	(a)	3/17/00	Delaware	33-1/3%	Indirect Owner of Generation Facilities
1.2.9.1.14	Westmoreland-LG&E Partners	Energy		Virginia		Owner of interest in QF
1.2.9.1.15	Windpower Partners 1994, LP	Energy		California		Owns wind generation facilities
1.2.9.1.16	LG&E/Kelso Partners, L.P.	*		California		Inactive

1.2.9.2	American Power Incorporated	*	4/9/87	California	100%	Former Investor in EWG
1.2.9.3	LG&E Power Development	Energy	12/12/84	California	100%	Development of QFs and EWGs
1.2.9.4	LG&E Crown Inc.	*	4/14/2000	Delaware	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.9.5	LG&E Minor Facilities Inc.	*	4/14/2000	Delaware	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.9.6	Power Tex Parent Inc.	*	4/14/2000	Delaware	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.9.7	Llano Gathering Inc.	*	4/20/2000	New Mexico	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.9.8	Llano Storage Inc.	*	4/20/2000	New Mexico	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.9.9	HD Energy Corporation	*	12/24/90	Delaware	100%	Inactive
1.2.9.10	LG&E Power Gregory I Inc.	(a)	3/30/78	New Mexico	100%	Indirect Owner of Power Project
1.2.9.10.1	Gregory Power Partners LP	Energy	6/1/98	Texas	1% gp7 49% lp8	Owner and Developer of Power Project
1.2.9.11	LG&E Power Gregory II Inc.	(a)	5/18/98	Delaware	100%	Indirect Owner of Power Project
1.2.9.11.1	Gregory Partners LLC	Energy	6/2/98	Texas	1%[9] 49%[10]	Owner and Developer of Power Project
1.2.9.12	LG&E Power Gregory III Inc.	(a)	5/18/98	Delaware	100%	Indirect Owner of Power Project
1.2.9.13	LG&E Power Gregory IV Inc.	(a)	5/18/98	Delaware	100%	Indirect Owner of Power Project
1.2.10	KUCC Grimes Corporation	Energy	7/6/98	Delaware	100%	Former investor in QF development
1.2.11	Tenaska Washington Partners II, L.P.				10%

1.2.12	KU Solutions Corporation	Energy	11/21/95	Kentucky	100%	Energy Marketing and Services

+	LG&E Energy Corp. was merged into LG&E Energy LLC on December 30, 2003. Numerical designations show degree of remoteness from LG&E Energy LLC.
(a)	Directly or indirectly holds securities in energy-related companies
*	Inactive
gp	general partnership interest
lp	limited partnership interest
1	directly held by LG&E Power 16 Incorporated
2	directly held by LG&E Power Roanoke Incorporated
3	directly held by LG&E Power 21 Incorporated
4	directly held by LG&E Power 21 Wind Incorporated
5	directly held by LG&E Power 31 Incorporated
6	directly held by LG&E Power 31 Wind Incorporated
7	directly held by LG&E Power Gregory IV Inc.
8	directly held by LG&E Power Gregory I Inc.
9	directly held by LG&E Power Gregory III Inc.
10	directly held by LG&E Power Gregory II Inc.

Narrative Description of Activities of Each
Reporting Company during Period

        LG&E Energy Marketing Inc. conducts asset-based energy marketing and trading activities, including brokering and marketing of electric power and natural gas.

        LG&E Capital Corp., directly and through it subsidiaries and affiliates, including WKE Corp., LG&E Power Inc., LG&E Power Operations Inc. and other subsidiaries, is a holding company for non-utility domestic energy and energy related operations, investments, activities and services.

        LG&E Credit Corp. and LG&E Home Services Inc. formerly provided energy-related financing, appliance repair, consumer lighting and other services to customers.

        WKE Corp. and its subsidiaries lease and operate power generation facilities in western Kentucky and associated facilities, including coal or fuel related assets.

        LG&E Power Inc. conducts non-utility domestic energy operations and activities through its subsidiaries and affiliates. These interests or operations relate to domestic power generation facilities in North Carolina (the Power Roanoke entities) and Texas (the Power 31 and Power Gregory entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

        LG&E International Inc. owns interests in FUCOs in Argentina and Spain. A subsidiary, LG&E Power Services LLC, provides operation and maintenance services pursuant to contracts with affiliated and unaffiliated domestic power generation facilities in North Carolina, Texas and Virginia.

Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security		Issue or Renewal	Cost of Capital	Person to Whom Security was Issued	Collateral Given with Security	Consideration Received for Each Security
LG&E International Inc.	Note	$70,000,000		issue	2.40%	LG&E Capital	none	$70,000,000
LG&E Power Argentina II Inc.	Note	$1,000,000		issue	2.40%	LG&E Capital	none	$1,000,000
LG&E Power Argentina III LLC	Note	$80,000,000		issue	2.40%	LG&E Capital	none	$80,000,000
LG&E Energy Marketing Inc.	Note	$50,000,000		issue	2.40%	LG&E Capital	none	$50,000,000
LG&E Energy Marketing Inc.	Note	$70,000,000		issue	2.40%	LG&E International Inc.	none	$70,000,000
LG&E Energy Marketing Inc.	Note	$1,000,000		issue	2.40%	LG&E Power Argentina II Inc.	none	$1,000,000
LG&E Energy Marketing Inc.	Note	$80,000,000		issue	2.40%	LG&E Power Argentina III LLC	none	$80,000,000
LG&E Capital	Money pool loan	$263,942,615	*	—	—	Money Pool	N/A	—

*
Reflects net change in intercompany loans during the reporting period.

        With respect to transactions with an associate company:

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution

          NONE.

Item 3.—ASSOCIATED TRANSACTIONS

Part I.—Transactions Performed by Reporting Companies on behalf of Associate Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
FCD LLC	LCC	Miscellaneous services	15,995			15,995
FCD LLC	WKEC	Miscellaneous services	109,245			109,245
FCD LLC	FSF Minerals	Miscellaneous services	184			184
LCC LLC	WKEC	Miscellaneous services	5,411			5,411
LCC LLC	Kentucky Utilities	Miscellaneous services	47			47
LCC LLC	LEL	Miscellaneous services	895			895
FSF Minerals	LCC	Miscellaneous services	2,832			2,832
Home Services	Services Company	Miscellaneous services	121			121
Home Services	LG&E Utility	Miscellaneous services	13,764			13,764
Home Services	LCC	Miscellaneous services	6,393			6,393
Home Services	Kentucky Utilities	Miscellaneous services	389			389
LG&E Power Inc.	LG&E Power Development Inc.	Convenience payments	110			110
LG&E Power Inc.	LG&E Power Services	Miscellaneous services	553,540			553,540
LG&E Power Inc.	LG&E Power Operations Inc.	Labor related	267			267
		Miscellaneous services	406,209			406,209
		Convenience payments	29,896			29,896
LG&E Power Inc.	LG&E Power Argentina I	Miscellaneous services	3,028			3,028
LG&E Power Inc.	LG&E Power Spain	Miscellaneous services	61			61
LG&E Power Inc.	LG&E Energy Marketing	Miscellaneous services	95,562			95,562
LG&E Power Inc.	LG&E Power 5, Inc.	Miscellaneous services	121,626			121,626
LG&E Power Inc.	LG&E International	Miscellaneous services	23,924			23,924
LG&E Power Inc.	Llano Gathering	Convenience payments	25,075			25,075
LG&E Power Services LLC	LG&E Power Inc.	Convenience payments	2,785			2,785
		Miscellaneous services	16,673			16,673
		Labor related	3,500			3,500
LG&E Power Services LLC	LG&E Power Operations	Convenience payments	1,101			1,101
LG&E Power Operations	LG&E Power Services	Labor related	1,999			1,999
LG&E Power Operations	LG&E Power 16, Inc.	Convenience payments	35			35
LG&E Power Operations	LG&E Power Roanoke Inc.	Convenience payments	68,493			68,493
LG&E Power Operations	LG&E Power 21 Inc.	Miscellaneous services	800			800
LG&E Power Operations	LG&E Erie Partners	Miscellaneous services	800			800
LG&E Power Operations	LG&E Power Gregory II	Miscellaneous services	122,632			122,632
LG&E Power Operations	LG&E Power Gregory III	Miscellaneous services	2,487			2,487
LG&E Power Operations	LG&E Power Spain Inc	Miscellaneous services	121,107			121,107
KUCC Paris	LEL	Miscellaneous services	67,502			67,502
KU Solutions	LEL	Miscellaneous services	12,010			12,010
KU Solutions	LCC	Miscellaneous services	1,397			1,397

Part II—Transactions Performed by Associate Companies on behalf of Reporting Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
LG&E Utility	Home Services	Miscellaneous services	42			42
LG&E Utility	KU Solutions	Convenience payments	40			40
Kentucky Utilities	KU Solutions	Labor related	70,379			70,379
		Convenience payments	143,656			143,656
Services Company	LG&E Power Inc.	Miscellaneous services	1,294,722	63,626		1,358,348
Services Company	LEM	Miscellaneous services	1,540,861	287,874		1,828,735
WKEC	FCD LLC	Miscellaneous services	106,398			106,398
LEL	FSF Minerals	Miscellaneous services	25,008			25,008
LEL	FCD LLC	Miscellaneous services	24,883			24,883
LEL	Home Services	Miscellaneous services	2,771			2,771
LCC	FSF Minerals Inc.	Miscellaneous services	44,838			44,838
LCC	LCC LLC	Miscellaneous services	6,350			6,350
LCC	FCD LLC	Miscellaneous services	24,582			24,582
Company Names:
LEL	LG&E Energy LLC
LCC	LG&E Capital Corp.
LG&E Utility	Louisville Gas and Electric Company
Kentucky Utilities	Kentucky Utilities Company
WKEC	Western Kentucky Energy Corp.
Home Services	LG&E Home Services Inc.
KU Solutions	KU Solutions Corporation
LEM	LG&E Energy Marketing Inc.
Services Company	LG&E Energy Services Inc.
LG&E Power Operations	LG&E Power Operations Inc.

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of March 31, 2004	$72,688,336,000	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	$10,903,250,400	Line 2
Greater of $50 million or Line 2	$10,903,250,400	Line 3

Total current aggregate investment*:
(categorized by major line of energy-related business)
Energy-related business Category—Rule 58(b)(1)(i) (1)	$0
Energy-related business Category—Rule 58(b)(1)(ii) (2)	$0
Energy-related business Category—Rule 58(b)(1)(iv) (3)	$4,199,180
Energy-related business Category—Rule 58(b)(1)(v) (4)	$743,319,874
Energy-related business Category—Rule 58(b)(1)(vii) (5)	$19,976,692
Energy-related business Category—Rule 58(b)(1)(viii) (6)	$71,349,412
Energy-related business Category—Rule 58(b)(1)(ix) (7)	$6,590,221

Total current aggregate investment	$845,435,379	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$10,057,815,021	Line 5

*
Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1)
Rule 58(b)(1)(i)—the rendering of energy management services and demand-side management services.

(2)
Rule 58(b)(1)(ii)—the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(3)
Rule 58(b)(1)(iv)—the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(4)
Rule 58(b)(1)(v)—the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(5)
Rule 58(b)(1)(vii)—the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(6)
Rule 58(b)(1)(viii)—the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(7)
Rule 58(b)(1)(ix)—the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

Investments in gas-related companies:
Total current aggregate investment:
(categorized by major line of gas-related business)
Gas-related business Category—Rule 58(b)(2)(i)(1)	$0
Gas-related business Category—Rule 58(b)(2)(ii)(2)	$0

Total current aggregate investment	$0

(1)
Rule 58(b)(2)(i)—activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2)
Rule 58(b)(2)(ii)—activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5.—OTHER INVESTMENTS

Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3	Reason for Difference in Other Investment
Gas related businesses	$22,141,103	$22,165,921	Changes in intercompany advances from 12/31/03 amounts
International investments (Argentine gas distribution and Spanish generation)	$43,925,363	$43,854,115	Changes in intercompany advances from 12/31/03 amounts
Consumer credit investments (LG&E Credit Corp)	$272,616	$272,009	Changes in intercompany advances from 12/31/03 amounts
Investment in special purpose entities used for accounts receivable securitization programs (Louisville Gas & Electric and Kentucky Utilities)	$48,477,961	$8,000,000	This program was terminated in January 2004.
Unregulated generation investments	$64,765,901	$74,553,708	Changes in intercompany advances from 12/31/03 amounts.

Item 6.—FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements:

Exhibit A	Financial Statements for Reporting Companies.
	FS-1	LG&E Home Services
	FS-2	LG&E Power Inc. Consolidated
	FS-3	LG&E Energy Marketing Inc.
	FS-4	KU Solutions
	FS-5	American Power, Inc. (Co. 52)
	FS-6	Llano Gathering Inc. (Co. 930)
	FS-7	Llano Storage Inc. (Co. 931)
	FS-8	LG&E Minor Facilities Inc. (Co. 932)
	FS-9	Power Tex Parent Inc. (Co. 933)
	FS-10	LG&E Crown Inc. (Co. 936)
	FS-11	LG&E Power Services, Inc.
	FS-12	LG&E Power Operations
	FS-13	Gregory Partners, LLC
	FS-14	Gregory Power Partners, L.P.
	FS-15	LG&E Power Gregory I, Inc.
	FS-16	LG&E Power Gregory II, Inc.
	FS-17	LG&E Power Gregory III, Inc.
	FS-18	LG&E Power Gregory IV, Inc.
	FS-19	FSF Minerals Inc.
	FS-20	LCC LLC
	FS-21	FCD LLC
	FS-22	Westmoreland—LG&E Partners—Rova II

B. Exhibits:

Exhibit B-1	Copies of contracts required to be provided by Item 3
None
Exhibit B-2	Officer's Certification

SIGNATURE

        The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned officers thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

E.ON AG E.ON US Holding GmbH E.ON US Investments Corp. LG&E Energy LLC
Date: May 27, 2004	E.ON AG
	By:	/s/ MICHAEL C. WILHELM
	Name:	Michael C. Wilhelm
	Title:	Senior Vice President Accounting
	By:	/s/ DR. GUNTRAM WUERZBERG
	Name:	Dr. Guntram Wuerzberg
	Title:	Vice President General Legal Affairs

Exhibit B-2

CERTIFICATE

        I hereby certify that the Form U-9C-3 for E.ON AG for the previous quarter has been provided to the state commissions listed below:

Kentucky Public Service Commission
211 Sower Boulevard
Frankfurt, KY 40601

Virginia State Corporation Commission
1300 E. Main Street
Richmond, VA 23219

Date: May 27, 2004	E.ON AG
	By:	/s/ MICHAEL C. WILHELM
	Name:	Michael C. Wilhelm
	Title:	Senior Vice President Accounting
	By:	/s/ DR. GUNTRAM WUERZBERG
	Name:	Dr. Guntram Wuerzberg
	Title:	Vice President General Legal Affairs

QuickLinks

Table of Contents
  Item 1.—ORGANIZATION CHART
Narrative Description of Activities of Each Reporting Company during Period
  Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
  Item 3.—ASSOCIATED TRANSACTIONS
  Item 4.—SUMMARY OF AGGREGATE INVESTMENT
  Item 5.—OTHER INVESTMENTS
  Item 6.—FINANCIAL STATEMENTS AND EXHIBITS
  A. Financial Statements
SIGNATURE
Exhibit B-2 CERTIFICATE